Perspecta Inc.
15052 Conference Center Drive
Chantilly, Virginia 20151

December 21, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attn: Matthew Crispino

Re: Perspecta Inc.
Registration Statement on Form S-1 (File No. 333-228388)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-228388) (as amended, the “Registration Statement”), of Perspecta Inc. (the “Company”), relating to the registration of the Company’s Common Stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Wednesday, December 26, 2018, or as soon as practicable thereafter.

[Signature Page Follows]

Please call A. Peter Harwich, of Latham & Watkins LLP, at (212) 906-1899 or Charles Cassidy, of Latham & Watkins LLP, at (202)-637-2176 to confirm the effectiveness of the Registration Statement.

Very truly yours,

Perspecta Inc.

By: /s/ John P. Kavanaugh
Name: John P. Kavanaugh
Title: Senior Vice President and
Chief Financial Officer